September 20, 2024

John-Paul Backwell
Chief Executive Officer and Director
Samsara Luggage, Inc.
6 Broadway, Suite 934
New York, NY 10004

       Re: Samsara Luggage, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended March 31, 2024
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           Response dated August 30, 2024
           File No. 000-54649
Dear John-Paul Backwell:

       We have reviewed your August 30, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 16, 2024 letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Note 2 - Summary of Significant Accounting Policies and Basis of Presentation Goodwill, page F-11

1.     We read your responses to prior comments 1 and 2. Please file an Item
4.02 Form 8-K,
       since the previously issued financial statements included in your March 31, 2024 and June
       30, 2024 Forms 10-Q can no longer be relied upon due to the errors requiring restatement.
       Refer to General Instruction B.1 and Item 4.02 of Form 8-K. Please also file your amended December 31, 2023 Form 10-K. In addition, file amended March 31, 2024 and
       June 30, 2024 Forms 10-Q that:
           have been reviewed by your auditors,
           disclose your disclosure controls and procedures were not effective, include financial statements labeled as restated and
 September 20, 2024
Page 2

             contain the restatement footnote disclosures required by ASC 250-10-50-7 through
           50-11.
       In the restatement footnote, clearly disclose (a) the nature of each error and (b) the effect of each error correction by presenting the as originally reported amount, the error correction amount and the as restated amount for each financial statement line item that changed.
       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services